Gemini Therapeutics, Inc.

300 One Kendall Square, 3rd Floor

Cambridge, MA 02139

April 26, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gemini Therapeutics, Inc.: Registration Statement on Form S-1/A filed March 29, 2021 (File No. 333-253175)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Gemini Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 28, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Laurie Burlingame of Goodwin Procter LLP at (617) 570-1879.

Sincerely,

Gemini Therapeutics, Inc.

/s/ Jason Meyenburg
Jason Meyenburg
President and Chief Executive Officer

cc:	Brian Piekos, Gemini Therapeutics, Inc.

Mitchell Bloom, Esq., Goodwin Procter LLP

Laurie Burlingame, Esq., Goodwin Procter LLP